

October 15, 2013

Via E-mail
Mr. John Sprovieri
Chief Executive Officer
Auscrete Corporation
504 East First Street
Rufus, OR 97050

>   **Re: Auscrete Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed April 1, 2013**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2013**
>   **Filed May 15, 2013**
>   **File No. 333-166976**

Dear Mr. Sprovieri:

We issued comments to you on the above captioned filings on July 24, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 29, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief